

November 30, 2010

Ms. Debby R. Zurzolo
Executive Vice President, Secretary and General Counsel
The Cheesecake Factory Incorporated
26901 Malibu Hills Road
Calabasas Hills, CA 91301

>   **Re:**   **The Cheesecake Factory Incorporated**
>   **Form 10-K for the Year Ended December 29, 2009**
>   **Filed February 26, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 23, 2010**
>   **File No. 000-20574**

Dear Ms. Zurzolo:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 1A. Risk Factors, page 14

1.   We note your disclosure in the first two paragraphs of this section in which you state that "[i]n addition to the risk factors presented below … other factors that may affect consumer behavior and spending for restaurant dining occasions in general, may have a material impact" on you. We also note your disclosure that "[o]ther sections of this report may identify additional factors that could materially and adversely impact [your] business, operating results, financial position and/or cash flows." All material risks

should be discussed in this section. Please confirm that in future filings you will revise this section to clarify that all known material risks are discussed.

Definitive Proxy Statement on Schedule 14A

General

2. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation, page 39

Market Positioning and Pay Benchmarking, page 44

3. We note that your Compensation Committee reviewed a competitive executive compensation summary in January 2009 to identify a competitive market range for named executive officer compensation. In future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Fiscal 2009 Award Program under the 2005 Incentive Plan, page 48

4. Your disclosure of strategic objectives on page 50 appears to describe performance targets you use to evaluate performance but does not quantify these targets. Please confirm that in future filings you will quantify all company-wide performance targets or provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please refer to Item 402 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya Bryan at 202-551-3601 or me at 202-551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor